July 11, 2025

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Confidential Submission of Draft Registration Statement under Schedule B

Dear Sir/Madam:

Our client, the United Mexican States (“UMS”), has submitted to the Securities Exchange Commission (the “Commission”) for confidential nonpublic review a draft registration statement under Schedule B of the Securities Act of 1933 (the “Draft Registration Statement”) relating to its debt securities and warrants that may be sold to the public in the United States from time to time. UMS hereby confirms that it is a foreign government registering its debt securities and warrants.

In addition, UMS hereby confirms that it will file its registration statement and nonpublic draft submission such that they are publicly available on the EDGAR system at least two business days prior to any requested effective time and date.

Please contact me if you have any questions about this confidential submission.

Sincerely,
/s/ JORGE U. JUANTORENA
Jorge U. Juantorena, a Partner

cc:	María del Carmen Bonilla Rodríguez—Deputy Undersecretary for Public Credit and International Affairs of the Ministry of Finance and Public Credit